INVESTMENT ADVISER CODE OF ETHICS

INTRODUCTION

Rule 204A-1 under the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics (the “Code”) designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. In addition, the Code must set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Generally, the Code applies to directors, officers and employees acting in an investment advisory capacity who are known as Supervised Persons and, in some cases, also as Access Persons of the adviser. Supervised Persons covered by more than one code of ethics meeting the requirements of Rule 204A-1 will be subject to the code of the primary entity with which the Supervised Person is associated. Employees identified as Supervised and Access Persons must comply with the Code. Compliance is responsible for notifying each individual who is subject to the Code. Supervised Persons must be provided and must acknowledge receipt of this Code and any amendments to the Code. They must also comply with the federal securities laws.

GENERAL ETHICAL STANDARDS

Prudential holds its employees to the highest ethical standards. Maintaining high standards requires a total commitment to sound ethical principles and Prudential’s values. It also requires nurturing a business culture that supports decisions and actions based on what is right, not simply what is expedient.

It is the responsibility of management to make the Company’s ethical standards clear. At every level, employees must set the right example in their daily conduct. Prudential expects employees to be honest and forthright and to use good judgment. We expect them to deal fairly with customers, suppliers, competitors, and one another. We expect them to avoid taking unfair advantage of others through manipulation, concealment, abuse of confidential information or misrepresentation. Moreover, employees must understand the expectations of the Company and apply these guidelines to analogous situations or seek guidance if they have questions about conduct in given circumstances.

It is each employee’s responsibility to ensure that we:

•	Nurture a company culture that is highly moral and make decisions based on what is right.

•	Build lasting customer relationships by offering only those products and services that are appropriate to customers’ needs and provide fair value.

•	Maintain an environment where employees conduct themselves with courage, integrity, honesty and fair dealing at all times.

•	Ensure no individual’s personal success or business group’s bottom line is more important than preserving the name and goodwill of Prudential.

•	Regularly monitor and work to improve our ethical work environment.

Because Ethics is not a science, there may be gray areas. We encourage individuals to ask for help in making the right decisions. Business Management, Business Ethics Officers, and our Human Resources, Law and Compliance and Enterprise Ethics professionals are all available for guidance at any time.

Prudential Financial, Inc

revised 01/31/2025

INVESTMENT ADVISER FIDUCIARY STANDARDS

Investment advisers are fiduciaries for clients. Fiduciary status may exist under contract; common law; state law; or federal laws, such as the Investment Advisers Act of 1940, the Investment Company Act of 1940 and ERISA.

Whenever a Prudential adviser acts in a fiduciary capacity, it will endeavor to consistently put the client’s interest ahead of the firm’s interests. It will disclose actual and potential meaningful conflicts of interest. It will manage actual conflicts in accordance with applicable legal standards. If applicable legal standards do not permit management of a conflict, the adviser will avoid the conflict. Adviser personnel will not engage in fraudulent, deceptive or manipulative conduct. Advisers will act with appropriate care, skill and diligence.

Advisory personnel are required to know when an adviser is acting as a fiduciary with respect to the work they are doing. In such cases, advisory personnel are expected to comply with all fiduciary standards applicable to the firm in performing their duties. In addition, they must also put the client’s interest ahead of their own personal interest. An employee’s fiduciary duty is a personal obligation. While advisory personnel may rely upon subordinates to perform many tasks that are part of their responsibilities, they are personally responsible for fiduciary obligations even if carried out through subordinates. Employees should be aware that failure to adhere to the standards under this Code might lead to disciplinary action up to and including termination of employment.

OTHER IMPORTANT POLICIES

This Code complements other important Prudential Policies that address ethics and conflicts, such as:

•	Prudential’s Code of Conduct – Making the Right Choices—applies to all Prudential employees, including those affiliated with an investment adviser.

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Code of Ethics – Personal Investing Standards. All investment advisory personnel are subject to the Code of Ethics – Personal Investing Standards and must comply with all requirements therein unless otherwise notified by Compliance.

•	Global Insider Trading Policy. All employees of Prudential are subject to the Global Insider Trading Policy and must comply with applicable requirements.

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Insider Trading and Information Barrier Standards. All Supervised and Access Persons receive training on their obligations and must comply with any information barrier restrictions applicable to their business unit or job function.

•	Compliance Policies and Procedures – all investment advisory personnel must comply with their applicable business unit policies and procedures.

REPORTING VIOLATIONS OF THE CODE

Failure to comply with any of the requirements (or report potential violations) of this Code and the other important policies listed above may result in violations of securities laws and regulations. Prudential takes such violations very seriously. Any potential violation of the provisions of this Code will be investigated by Law & Compliance. If a determination is made that a violation has occurred, we may impose appropriate sanctions, up to and including termination of employment or referral to regulatory, civil, or criminal authorities.

Prudential Financial, Inc

revised 01/31/2025

To report suspected violations, you should contact Compliance. If you feel uncomfortable reporting directly to Compliance, you may also report suspected violations to our Ethics Help Line (1-800-752-70241) or Website https://prudential.ethicspoint.com. Prudential will not tolerate any discrimination, harassment, or retaliation against anyone who makes a good faith report or assists in an investigation.

You may voluntarily communicate with or provide information to government agencies regarding potential violations of the law without providing notice to, or obtaining approval, from Prudential. Nothing in these Standards is intended to, or should be interpreted, to preclude anyone from exercising these rights.

Prudential Financial, Inc

revised 01/31/2025